NEXGEN PETROLEUM CORP.
c/o 2808 Cowan Circle
Las Vegas, NV  89107

September 27, 2010

To:
THE BOARD OF DIRECTORS OF
HBMK LIMITED
c/o 57/F The Center
99 Queen’s Road
Central Hong Kong

Dear Sirs\Mesdames:

Re:	OFFER TO PURCHASE ALL OF THE OUTSTANDING SHARES IN THE CAPITAL OF HBMK LIMITED (“HBMK”) FROM ALL THE SHAREHOLDERS OF THE OUTSTANDING SHARES IN THE CAPITAL OF HBMK BY NEXGEN PETROLEUM CORP. ("NEXGEN")

Subject to and in accordance with the terms and conditions contained herein, this letter of intent (the “LOI”) will set forth the basic understanding, terms and conditions relating to the proposed acquisition of all of the outstanding shares in the capital of HBMK (the “HBMK Capital”), a company organized under the laws of the British Virgin Islands, by Nexgen, a company organized under the laws of the State of Nevada and is a reporting issuer in the United States and has its shares listed on the Over-the-Counter Bulletin Board under the symbol “NXPE”, (the “Transaction”).  HBMK Limited is the sole shareholder of Hubei Minkang Pharmaceutical Co., Ltd., a company organized under the laws of the People’s Republic of China, or is in the process of acquiring all of the issued and outstanding shares in the capital of Hubei Minkang Pharmaceutical Co., Ltd., which is a modern pharmaceutical enterprise that produces and markets Traditional Chinese Medicine in China as well as markets its products to the US, Japan, Canada, Singapore, Malaysia, Thailand and Hong Kong among other countries.

The parties also intend to enter into a more formal purchase agreement by way of a share exchange agreement (the “Formal Agreement”) and other documents that more fully delineate and formalize the terms outlined in this LOI which are as follows:

1.           Form of Transaction.     The shareholders of HBMK Limited will transfer all of the HBMK Capital to Nexgen in exchange for receiving 28,000,000 (post reverse stock-split which is currently contemplated at 8 old shares for each 1 new share) shares of common stock of Nexgen (or such other number of Nexgen shares as the parties shall mutually agree in the Formal Agreement).  Currently Nexgen has authorized capital of 1,350,000,000 shares of common stock having a par value of $0.001 per share and 10,000,000 shares of preferred stock having a par value of $0.001 per share of which there are currently 64,765,941 shares of common stock issued and outstanding, and nil shares of preferred stock outstanding.  Post reverse stock split, it is anticipated that Nexgen will have approximately 8,000,000 shares of common stock issued and outstanding.  Concurrent with or at the time of closing of the Formal Agreement, Nexgen agrees that it will not have more than $50,000 in liabilities owing in aggregate to individuals or entites and it will sell, transfer and assign its oil and gas interests to another person or entity so that Nexgen no longer owns such oil and gas interests.

2.           Formal Agreement.     Additional terms, conditions and provisions governing the proposed Transaction may be contained in a Formal Agreement, which will be prepared and executed in form and substance satisfactory to HBMK and Nexgen and their respective legal counsel.

3.           Due Diligence.     The execution of the Formal Agreement shall be subject to the following conditions:

(a)(i) Nexgen shall complete due diligence to its satisfaction and that of its counsel, as to corporate status, compliance with applicable laws, assets, liabilities, contracts and financial condition and prospects of HBMK within a reasonable period after entering into this LOI.

(a)(ii) HBMK will provide Nexgen and its respective representatives, agents and advisers with reasonable access to, and copies of, all books, records, files and documents in HBMK’s possession as may be reasonably requested by Nexgen in order that Nexgen may satisfy itself as to all matters relating to the business, ownership, assets, operations and liabilities of HBMK.

(b)(i) HBMK shall complete due diligence to its satisfaction and that of its counsel, as to corporate status, compliance with applicable laws, assets, liabilities, contracts and financial condition and prospects of Nexgen within a reasonable period after entering into this LOI.

(b)(ii) Nexgen will provide HBMK and its respective representatives, agents and advisers with reasonable access to, and copies of, all books, records, files and documents in Nexgen’s possession as may be reasonably requested by HBMK in order that HBMK may satisfy itself as to all matters relating to the business, ownership, assets, operations and liabilities of Nexgen.

4.           Unanimous Acceptance by HBMK Shareholders.     Among other conditions precedent which may be included in the Formal Agreement, Nexgen’s obligation to close the Transaction shall be subject to the acceptance of the Transaction by all of the shareholders of HBMK so that upon completion of the Transaction, HBMK will be a wholly-owned subsidiary of Nexgen.

5.           Representations and Warranties.     The Formal Agreement shall contain usual and customary representations and warranties by each of the shareholders of HBMK, HBMK and Nexgen about each such corporation and the HBMK Capital, including but not limited to:

(i)	due incorporation and good standing, and with respect to Nexgen its listing status on the OTCBB or such other agreed to electronic trading platform;

(ii)	due authorization of the transactions and agreements relating thereto;
(iii)	title of each such corporation to its assets;
(iv)	absence of any threatened or pending litigation;
(v)	continuing validity of contracts, licenses and permits;
(vi)	ownership of the HBMK Capital; and
(vii)	that the HBMK Capital is free and clear of any liens or encumbrances.

6.           Indemnification.     Each of HBMK and Nexgen shall agree to indemnify the other against any loss, damage, expense, judgment or payment (including expenses of investigation, attorney's fees and litigation expenses) resulting from the inaccuracy of any representation or warranty made by such corporation or the HBMK shareholders in the Formal Agreement.

7.           Consents.     Each of HBMK and Nexgen will cooperate with one another and proceed, as promptly as is reasonably practicable to seek to obtain all necessary consents and approvals, and to endeavor to comply with all other legal or contractual requirements for or preconditions to the execution and consummation of the Formal Agreement.

8.           Confidentiality.     Each of HBMK and Nexgen agrees to treat all information (including but not limited to any information identified as "confidential" in writing and any such information which by its content or from the manner in which it is provided could reasonably be deemed to be confidential) concerning the other furnished, or to be furnished, by or on behalf of the other in accordance with the provisions of this paragraph (collectively, the "Information"), and to take, or abstain from taking, other actions set forth herein.  The Information will be used solely for the purpose of evaluating the proposed transactions, and will be kept confidential by each corporation and its officers, directors, employees, representatives, agents, and advisors; provided that (i) any of such Information may be disclosed by either corporation to its officers, directors, employees, representatives, agents, and advisors who need to know such information for the purpose of evaluating the proposed transactions, (ii) any disclosure of such information may be made to which each corporation consents in writing, (iii) such information may be disclosed if so required by law or such regulatory authorities and/or stock exchanges, and (iv) such obligation of confidentiality shall expire upon such confidential information becoming public by means other than a breach of this paragraph.  If the proposed Transaction is not consummated, each of HBMK and Nexgen will promptly return all documents, contracts, records, or properties to the other.  The provisions of this paragraph shall survive the termination of this LOI.

9.           Public Disclosure.     Before the closing of the proposed Transaction, neither HBMK nor Nexgen shall make any public release of information regarding the matters contemplated herein except (i) that press releases may be issued by Nexgen after the execution of this LOI, (ii) that HBMK and Nexgen may each continue such communications with employees, customers, suppliers, franchisees, lenders, lessors, shareholders, and other particular groups as may be legally required or necessary or appropriate and not inconsistent with the best interests of the other party or the prompt consummation of the transactions contemplated by this LOI, and (iii) as required by law.

10.           Reasonable Commercial Efforts.     Each of HBMK and Nexgen will negotiate in good faith and use its reasonable commercial efforts to arrive at a mutually acceptable Formal Agreement for approval, execution, and delivery on the earliest reasonably practicable date.  Nexgen will pursue its due diligence investigation of the business, financial condition and prospects of HBMK in good faith and with reasonable dispatch.  Each party hereto will also use its reasonable commercial efforts (subject to all the terms and conditions hereof and the Formal Agreement) to effect the closing of the Transaction and to proceed with the transactions contemplated in this LOI and the Formal Agreement as promptly as is reasonably practicable.

11.           Transactions in the Ordinary Course.     During the pendency of negotiations between HBMK and Nexgen, each of HBMK and Nexgen will not make or agree to make any purchase, sale or other similar transaction of assets, securities or otherwise in an amount in any transaction, greater than $50,000 without the consent of the other, which consent shall not be unreasonably withheld; except in any such case, for any such transactions which are in the ordinary course and scope of the business of HBMK or Nexgen.

12.           Costs.     HBMK and Nexgen will each be solely responsible for and bear all of its own respective expenses, including, without limitation, expenses of legal counsel, accountants, financial and other advisors, incurred at any time in connection with pursuing or consummating the Formal Agreement and the transactions contemplated herein.

13.           Termination.     Except with respect to the provisions of paragraph 8, either party hereto may terminate this LOI and thereafter this LOI shall have no force and effect and the parties shall have no further obligations hereunder if, despite the reasonable commercial efforts of the parties, the parties have not entered into a Formal Agreement on or before November 15, 2010, if such terminating party is not in breach of any of the binding provisions hereof, unless the deadline date for entering into a Formal Agreement is extended as may be mutually agreed to by the parties in writing for a maximum of 14 days per extension.

14.           Execution in Counterparts.     This LOI may be executed in original or counterpart form, delivered by facsimile or otherwise, and when executed by the parties as aforesaid, shall be deemed to constitute one agreement and shall take effect as such.

15.           Governing Law.     This LOI will be governed exclusively by and construed and enforced in accordance with the laws and Courts prevailing in the Province of British Columbia, Canada and the laws of Canada applicable therein.

Yours very truly,
Nexgen Petroleum Corp.

Per:	/s/ Hsien Loong Wong
Hsien Loong Wong, President

If HBMK wishes to accept the terms and conditions set forth above, please execute this LOI and return an originally signed copy to Nexgen’s legal counsel at Jensen Lunny MacInnes Law Corporation, P.O. Box 12077, 555 W. Hastings St., Suite 2550, Vancouver, B.C., Canada  V6B 4N5, Attn: Michael Shannon, Fax # (604) 684-0916.

HBMK Limited

Per:	/s/ Lee Tong Tai	Dated: October 18, 2010
Authorized Signatory

Lee Tong Tai, Chairman
(print name and title)